TERM SHEET
FOR INVESTMENT IN
PIMOVI, INC.

DECEMBER 19, 2012

This Term Sheet summarizes the principal terms of the establishment of Pimovi, Inc., a Delaware corporation (the "Company"), in which Kasian Franks, the Chief Scientific Officer and co-founder of the Company (the "Co-Founder"), and Chancellor Group, Inc., the co-founder and investor of the Company (the "Investor"), shall be the major shareholders. This Term Sheet shall be binding on the parties and governed in all respects by the laws of the State of Delaware.

Transaction Terms

Closing Date:

As soon as practicable following the parties' acceptance of this Term Sheet and satisfaction of the Conditions to Closing, including the preparation of definitive agreements consistent with the terms of this Term Sheet (the "Closing").

Ownership:

Kasian Franks will receive 39% of the outstanding shares of the Company in the form of common stock, one million shares of common stock in Chancellor Group Inc. at the Closing and a further one million shares of Chancellor Group Inc. common stock subject to the milestones specified below, in exchange for transfer of all intellectual property rights related to the proposed and actual business of the Company. Mr. Franks will have the right to vest 4% of his 39% holding of Company common stock in a nominee.

Chancellor Group, Inc. will receive 61% of the outstanding shares of the Company (as Series A Preferred Stock) in exchange for $250,000 to be provided as funding in tranches of not more than $30,000 a month over approximately eight months or in such smaller or larger tranches as the parties shall agree subject to good faith negotiations, both parties acknowledging that Chancellor shall receive credit toward such $250,000 for the funds it shall have already contributed for certain of the Company's consultants and their expenses prior to the date of the Closing.

Proposed Business:

Proposed business of the Company shall include: (a) using proprietary algorithms to create matches between what consumers want and media such as music, movies and pictures located on or downloadable to mobile devices, including but not limited to through the development and distribution of APIs, voice recognition modules, websites and mobile apps for, but not limited to, Windows 8 mobile, Apple iOS and Google Android supported by cloud service environments, including by means of big data analysis, predictive analysis, pattern extraction and pattern matching, including powering

third-party media distributors and content producers primarily on the mobile Internet, including by means of transaction-sharing, licensing, white-labeling, subscriptions, virtual currency and virtual goods; (b) creating photographic and other records of the activities of the user and editing and assembling such records in a proprietary format; (c) First Person Video Feed (FPVF□) for sporting and other events from the eyes and different points of view of the athletes or other participants, including but not limited to deploying a proprietary method of implementing existing app based mobile technology (CamFusion); and (d) engaging in any related activities, including mobile and computer gaming.

Independent Contractor and Employee Relationships

The Company will have at the Closing consulting agreements or employment agreements with persons mutually agreed to by the Co-Founder and the Investor.

Non-Competition and Non-Solicitation Agreements:

The Co-Founder and each key employee or consultant will enter into a non-competition and non-solicitation agreement in a form reasonably acceptable to the Investor.

Non-Disclosure and Developments Agreement:

Each current and former founder, employee and consultant will enter into a non-disclosure and proprietary rights assignment agreement in a form reasonably acceptable to the Investor.

Milestones and Additional Consideration

In addition to the one million shares of Chancellor common stock to be issued to Kasian Franks at the Closing, Chancellor will subsequently issue up to another one million shares of common stock to Kasian Franks on a milestone basis. Those milestones will be subject to Chancellor Board approval after good faith negotiations with Mr. Franks but will be based on such things as first regular revenue stream for any phone application, website or other IT business activity, licensing or other agreements which, in the opinion of the Chancellor Board, will significantly add to the value of Chancellor.

CHARTER

Liquidation Preference:

In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as follows:

First pay one times the Original Purchase Price plus declared and unpaid dividends on each share of Series A Preferred. Thereafter, the Series A Preferred participates with the Common Stock pro rata on an as-converted basis.

A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding

shares of the surviving or acquiring corporation) and a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a □Deemed Liquidation Event□), thereby triggering payment of the liquidation preferences described above unless the holders of 51% of the Series A Preferred elect otherwise.

Voting Rights:

The authorized number of directors of the Company will be fixed at three. The Series A Preferred shall vote together with the Common Stock on an as-converted basis, and not as a separate class, except (i) the Series A Preferred as a class shall be entitled to elect two (2) members of the Board (the □Series A Directors□) and the Common Stock as a class shall be entitled to elect one (1) member of the Board (the □Common Director□), and (ii) as required by law. The Company□s Certificate of Incorporation will provide that the number of authorized shares of Common Stock may be increased or decreased with the approval of a majority of the Preferred and Common Stock, voting together as a single class, and without a separate class vote by the Common Stock.

Protective Provisions:

In addition to any other vote or approval required under the Company□s Charter or By-laws, the Company will not, without the written consent of the holders of at least 51% of the Company□s Series A Preferred, either directly or by amendment, merger, consolidation, or otherwise:

(i) liquidate, dissolve or wind-up the affairs of the Company, or effect any merger or consolidation or any other Deemed Liquidation Event; (ii) amend, alter, or repeal any provision of the Certificate of Incorporation or Bylaws in a manner adverse to the Series A Preferred; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Series A Preferred, or increase the authorized number of shares of Series A Preferred; (iv) purchase or redeem or pay any dividend on any capital stock prior to the Series A Preferred, other than stock repurchased from former employees or consultants in connection with the cessation of their employment/services, at the lower of fair market value or cost; other than as approved by the Board, including the approval of two Series A Directors; or (v) increase or decrease the size of the Board of Directors.

Optional Conversion:

The Series A Preferred initially converts 1:1 to Common Stock at any time at option of holder, subject to adjustments for stock dividends, splits, combinations and similar events, and on a weighted average basis to prevent dilution in the event that the Company issues

	additional shares at a purchase price less than the Original Purchase Price, as adjusted.
Mandatory Conversion:	Each share of Series A Preferred will automatically be converted into Common Stock at the then applicable conversion rate upon the written consent of the holders of 51% of the Series A Preferred.

STOCK PURCHASE AGREEMENTS

Representations and Warranties:	Representations and warranties by the Co-Founder regarding technology ownership, no inconsistent obligations, etc.
Conditions to Closing:	Standard conditions to Closing, which shall include, among other things, satisfactory completion of legal due diligence, qualification of the shares under applicable Blue Sky laws, and the filing of a Certificate of Incorporation establishing the rights and preferences of the Series A Preferred.
Counsel and Expenses:	Investor counsel to draft closing documents. Investor and Co-Founder to bear their own expenses in this transaction.

INVESTORS RIGHTS AGREEMENT

Right of First Refusal to Participate in Future Equity Issuances:	Investor shall have a right of first refusal to participate up to 100% in subsequent issuances of equity securities of the Company.
Board Matters:	Each Board Committee shall include at least one Series A Director.
Right of first Refusal/ Right of Co-Sale (Take-me-Along):	Company first and Investor second (to the extent assigned by the Board of Directors) will have a right of first refusal with respect to any shares of capital stock of the Company proposed to be transferred by Co-Founder and its nominees and future employees holding greater than 1% of Company Common Stock (assuming conversion of Preferred Stock and whether then held or subject to the exercise of options). Before any such person may sell Common Stock, he will give the Investor an opportunity to participate in such sale on a basis proportionate to the amount of securities held by the seller and those held by the Investor.
Board of Directors:	At the Closing, the Board shall consist of three members comprised of (i) Maxwell Grant as one of the representatives designated by the Investor, (ii) Dudley Muth as the other representative designated by the Investor, and (iii) Kasian Franks as the representative designated by the Co-Founder.

Officers:	At the Closing, the officers of the Company shall be Maxwell Grant (Chairman, Chief Executive Officer and Chief Financial Officer) and Kasian Franks (Chief Scientific Officer).
Drag Along:	Holders of Preferred Stock and the Co-Founder and all future holders of greater than 1% of Common Stock (assuming conversion of Preferred Stock and whether then held or subject to the exercise of options) shall be required to enter into an agreement with the Investor that provides that such stockholders will vote their shares in favor of a Deemed Liquidation Event or transaction in which 50% or more of the voting power of the Company is transferred and which is approved by the Board of Directors and the holders of 51% of the outstanding shares of Preferred Stock, on an as-converted basis (the Electing Holders), so long as the liability of each stockholder in such transaction is several (and not joint) and does not exceed the stockholder's pro rata portion of any claim and the consideration to be paid to the stockholders in such transaction will be allocated as if the consideration were the proceeds to be distributed to the Company's stockholders in a liquidation under the Company's then-current Certificate of Incorporation.

OTHER MATTERS

Full Time Commitment	The Co-Founder will commit to devote substantially all of his business time to the affairs of the Company.
Confidentiality/Exclusivity:	The terms of this proposed transaction are confidential, and neither the contents of this letter nor the details thereof may be shown or disclosed by the Co-Founder except to those individuals who have a need to know as a result of being involved in the proposed transaction. The Co-Founder hereby agrees not to initiate contacts with, negotiate with, or aid in the due diligence of any other potential investors or acquirers during a period of sixty (60) days from the execution of this term sheet, without the prior written consent of the Investor.
Expiration:	This Term Sheet expires at 5:00 p.m. California time on January 18, 2013 if not accepted by the Co-Founder by that date.

THE FOREGOING SUMMARY SETS FORTH THE TERMS OF THIS LETTER OF INTENT, WHICH TERMS ARE INTENDED TO BE BINDING.

DATED: DECEMBER 19, 2012

INVESTOR:

CHANCELLOR GROUP, INC.

By: M Grant
Name: M. GRANT
Title: CEO

11th. January, 2013.

CO-FOUNDER:

KASIAN FRANKS